UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Akebia Therapeutics, Inc.

(Name of issuer)

Common Stock, par value $0.00001

(Title of class of securities)

00972D105

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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Explanatory Note: The Reporting Person has previously filed statements on Schedule 13G with respect to his ownership of the Issuer’s common stock. As a result of the recent purchase of shares in the Issuer’s registered public offering described in this Schedule 13D, the Reporting Person acquired more than 2% of the Issuer’s outstanding common stock during the past 12 months and, therefore, is no longer eligible to report his ownership of common stock on Schedule 13G on an annual basis. This Schedule 13D is not being filed because of a change in investment intent.

(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,054,542 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,054,542 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares

(11)	Aggregate amount beneficially owned by each reporting person 3,054,542 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.48%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

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Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the common stock, par value $0.00001 per share (the “Common Stock”), of Akebia Therapeutics, Inc. (the “Company”). The principal executive offices of the Company are located at 245 First Street, Suite 1100, Cambridge, MA 02142.

Item 2.	Identity and Background.

(a) Muneer A. Satter (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is c/o Satter Management Co., L.P., 676 N. Michigan Avenue, Suite 4000, Chicago IL, 60611.

(c) The Reporting Person is Founder and Managing Partner of Satter Medical Technology Partners, L.P. (“SMTP”) or one of its affiliates, a private equity fund, and Chairman of Satter Investment Management LLC, a family office and private investment firm. The principal business of the Reporting Person is to make investments in both private and public companies in the medical technology industry (broadly defined to include biotech, medical devices and healthcare services) on behalf of SMTP and various trusts and other entities affiliated with the Reporting Person.

(d)-(e) During the last five years, the Reporting Person (and any general partner or controlling member of the various trusts and other entities affiliated with the Reporting Person) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person (and any general partner or controlling member of the various trusts and other entities affiliated with the Reporting Person) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

On July 5, 2017, the Company closed a registered public offering of 4,600,000 shares of Common Stock, at a purchase price of $14.50 per share. The Reporting Person acquired beneficial ownership of 1,034,482 shares of Common Stock in the offering for an aggregate purchase price of approximately $15.0 million. The source of funds for the acquisition of shares in the offering was capital committed by the partners of SMTP.

The Reporting Person has previously filed statements on Schedule 13G with respect to his ownership of the Common Stock. As a result of the purchase of shares in the Company’s registered public offering, the Reporting Person acquired more than 2% of the Company’s outstanding Common Stock during the past 12 months and, therefore, is no longer eligible to report his ownership on Schedule 13G on annual basis.

Item 4.	Purpose of the Transaction.

The Reporting Person has acquired beneficial ownership of the Common Stock for investment purposes, and such acquisition has been made in the Reporting Person’s ordinary course of business.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in the market prices of such Common Stock, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company or otherwise. To evaluate such alternatives, the Reporting Person will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, in his capacity as a member of the Company’s board of directors and a significant shareholder, the Reporting Person will from time to time discuss various matters with management and other directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

SCHEDULE 13D

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The Reporting Person has no current intention to propose changes in the Company’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional shares of Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned as of the date hereof:

The Reporting Person beneficially owns an aggregate of 3,054,542 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 785,340 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 1,217,220 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 1,034,482 shares that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares; and (d) stock options to purchase 17,500 shares of Common Stock. The Reporting Person also holds stock options to purchase 12,500 shares of Common Stock, which vest on the first anniversary of the date of grant (June 15, 2018).

Percent of class:

In the aggregate, the Reporting Persons beneficially own 3,054,542 shares of Common Stock, or 6.48% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 47,086,883 shares outstanding as of July 5, 2017.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page hereto.

(c)	The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Pursuant to the Company’s fourth amended and restated investors’ rights agreement, certain holders of Common Stock, including the Reporting Person, various trusts and other entities affiliated with the Reporting Person and SMTP, are entitled to demand registration rights, Form S-3 registration rights and piggyback registration rights. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such

SCHEDULE 13D

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registration and the Company’s right, in certain circumstances, not to effect a requested S-1 or S-3 registration within 60 days before or 180 days following the Company’s estimated date of filing of a registration statement pertaining to an underwritten public offering of securities for the account of an offering of our securities.

Under the terms of the investors’ rights agreement, the holders of at least 30% of the registrable shares may require the Company to file a registration statement on Form S-1 under the Securities Act at its expense with respect to the resale of such holder’s registrable shares as soon as practicable, and in any event within 60 days after the date of the request for registration. The Company is required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Under the terms of the investors’ rights agreement, if the Company is eligible to file a registration statement on Form S-3, the holders of at least 30% of the registrable shares may require the Company to file a registration statement on Form S-3 at its expense with respect to the resale of such holder’s registrable shares as soon as practicable, and in any event within 45 days after the date of the request for registration. The Company is required to effect only three registrations pursuant to this provision of the investors’ rights agreement.

Under the terms of the investors’ rights agreement, if the Company proposes to register any of its common stock under the Securities Act in connection with the public offering of such securities solely for cash except for certain excluded registrations, the holders of registrable shares are entitled to notice of such registration and to request that the Company includes registrable shares for resale on such registration statement, subject to the Company’s right to terminate or withdraw any registration the Company initiates prior to its effective date and the right of any underwriter to limit the number of shares included in such registration.

The Company will pay all expenses relating to any demand, Form S-3 or piggyback registration, other than underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of registrable securities, subject to specified conditions and limitations.

The description of the investors’ rights agreement included in this Schedule 13D does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Fourth Amended and Restated Investors’ Rights Agreement, as amended (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-1 filed on March 4, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2017

By:	/s/ Muneer A. Satter
Muneer A. Satter

EXHIBIT INDEX

Exhibit A:	Fourth Amended and Restated Investors’ Rights Agreement, as amended (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-1 filed on March 4, 2014)